UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Angelica Corporation

(Name of Subject Company (Issuer))

Angelica Corporation

(Name of Filing Person (Offeror))

Options to Acquire Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

Common Stock: 034663104
(CUSIP Number of Class of Securities)

STEVEN L. FREY
Vice-President, General Counsel and Secretary
Angelica Corporation
424 South Woods Mill Road
Chesterfield, Missouri 63017-3406
(314) 854-3800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

John A. Granda
Stinson Morrison Hecker LLP
1201 Walnut Street, Suite 2800
Kansas City, Missouri 64106
(816) 842-8600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,462,845	$57.49

*                                         Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that options to acquire an aggregate of 369,863 shares of common stock are purchased at the purchase price applicable to each option. This offer relates to 278,400 options with exercise prices below $22.00 ranging from $7.25 to $21.31, for which we will pay the difference between $22.00 and the exercise price, and up to 91,463 options at exercise prices greater than $22.00, for which we will pay $0.82 per option. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the transaction valuation.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $57.49	Filing Party: Angelica Corporation

Form or Registration No.: Schedule TO	Date Filed: July 3, 2008

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No.1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”) filed by Angelica Corporation, a Missouri corporation (“Angelica” or the “Company”), on July 3, 2008 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash all outstanding options to purchase shares of its common stock with an exercise price less than $22.00 per share, and outstanding options to purchase up to 91,463 shares of its common stock with an exercise price greater than $22.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 3, 2008 (the “Offer to Purchase”), and in the related Election to Tender Form, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information in the Offer to Purchase and related Election to Tender Form is hereby expressly incorporated in this Amendment No. 1 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

Items 1 through 11

Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

1.  The Offer to Purchase section entitled “The Offer – 3. Conditions of the Offer” is deleted in its entirety and replaced with the following:

3. Conditions of the Offer.

The offer is conditioned upon, among other things, the sum of the shares of our common stock issuable upon exercise of (a) options validly tendered and not withdrawn before 10:00 a.m. St. Louis Time on the expiration date, plus (b) options that are validly exercised before 10:00 a.m. St. Louis Time on the expiration date, plus (c) options that are otherwise cancelled before 10:00 a.m. St. Louis Time on the expiration date being not less than 443,510 options. In addition, notwithstanding any other provision of this offer, we will not be required to accept any options tendered, and we may terminate or amend this offer, or postpone our acceptance and cancellation of any options tendered for cancellation, in each case, subject to the rules under the Securities Exchange Act of 1934, if at any time on or after July 3, 2008, and prior to August 4, 2008 (or on such later expiration date if this offer is extended), any of the following events has occurred, or has been determined by us to have occurred:

•              the merger agreement shall have been terminated in accordance with its terms; or

•              there has been any action pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that would:

•              make the acceptance of, or the payment for, some or all of the options tendered in exchange for the cash payment being offered in this offer illegal or otherwise prohibit completion of this offer;

•              render us unable to cancel or pay for some or all of the options tendered for the cash payment being offered in this offer; or

•              materially and adversely affect the business, condition (financial or other), income, operations or prospects of Angelica or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries.

A summary of the conditions under which the merger agreement may be terminated and the conditions to the completion of the merger is set forth in this offer to purchase under “The Merger.”

Additional information regarding the merger may be found in the definitive proxy statement related to the merger, which we filed with the Securities and Exchange Commission on July 3, 2008. A copy of the definitive proxy statement related to the merger is attached as Schedule B, and is incorporated by reference into this offer to purchase. See “Information Regarding Merger Proxy Statement.”

The conditions to this offer are for our benefit. We may assert them at any time prior to the expiration date. We may waive them, in whole or in part, at any time prior to the expiration date whether or not we waive any other condition to this offer; provided, however, that any such waiver shall apply to all option holders. Any determination we make concerning the events described in this section will be final and binding upon all persons subject, however, to any contrary determination which may be made by a court of competent jurisdiction or an administrative or regulatory agency in the exercise of its lawful authority. All conditions, other than those subject to government approvals, will be satisfied or waived on or before the expiration date of the offer.

2.  The Special Meeting Proxy Card attached to Schedule B of the Offer to Purchase is deleted in its entirety.

3.  The first paragraph on page 1 of the Election to Tender Form is amended by deleting the phrase “and read” from the first sentence so that it reads in its entirety as follows:

I have received the offer to purchase, dated July 3, 2008, and this election to tender options (the “election form” which, together with the offer to purchase, as they may be amended from time to time, constitutes the “offer”).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANGELICA CORPORATION

	By:	/s/ STEPHEN M. O’HARA

	Name:	Stephen M. O’Hara
	Title:	President and Chief Executive Officer

Date: July 21, 2008

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated July 3, 2008

(a)(1)(B)*	Election to Tender Form

(a)(1)(C)*	Cover Letter to the Offer to Purchase

(a)(1)(D)*	Form of Withdrawal

(a)(1)(E)	Form of Letter to Option Holders, dated July 21, 2008

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)(1)

Second Amended and Restated Loan Agreement dated November 30, 2005, among Angelica Corporation, LaSalle Bank National Association, as Administrative Agent, and LaSalle and other Lenders, incorporated by reference to Exhibit 99 to Angelica Corporation’s Current Report on Form 8-K filed by Angelica Corporation with the Securities and Exchange Commission on December 5, 2005.

(b)(2)

First Amendment to Second Amended and Restated Loan Agreement, effective July 28, 2006, among Angelica Corporation, LaSalle Bank National Association, as Administrative Agent, and LaSalle and the Other Lenders listed on the signature page thereto, incorporated by reference to Exhibit 10.1 to Angelica Corporation’s Current Report on Form 8-K filed by Angelica Corporation with the Securities and Exchange Commission on August 2, 2006.

(b)(3)

Second Amendment to Second Amended and Restated Loan Agreement, effective April 5, 2007, among Angelica Corporation, LaSalle Bank National Association, as Administrative Agent, and LaSalle and the Other Lenders listed on the signature page thereto, incorporated by reference to Exhibit 10.1 to Angelica Corporation’s Current Report on Form 8-K filed by Angelica Corporation with the Securities and Exchange Commission on April 6, 2007.

(d)(1)

Definitive Proxy Statement of Angelica Corporation, incorporated by reference to the Schedule 14A filed by Angelica Corporation with the Securities and Exchange Commission on July 3, 2008 (the “Proxy Statement”).

(d)(2)

Agreement and Plan of Merger, dated as of May 22, 2008, by and among Clothesline Holdings, Inc., Clothesline Acquisition Corporation and Angelica Corporation, incorporated by reference to Appendix A of the Proxy Statement.

(d)(3)

Angelica Corporation 1994 Performance Plan (as amended January 31, 1995), incorporated by reference to Exhibit 10.1 of Angelica Corporation’s Form 10-K filed by Angelica Corporation with the Securities and Exchange Commission on April 24, 1995.

(d)(4)	Angelica Corporation 1994 Non-Employee Directors Stock Plan, incorporated by reference to Appendix A of the Definitive Proxy Statement of Angelica Corporation filed by Angelica

Corporation with the Securities and Exchange Commission on April 13, 1995.

(d)(5)

First Amendment to the Angelica Corporation 1994 Non-Employee Directors Stock Plan, incorporated by reference to Exhibit 10.35 of Angelica Corporation’s Form 10-K filed by Angelica Corporation with the Securities and Exchange Commission on April 27, 1999.

(d)(6)

Second Amendment to the Angelica Corporation 1994 Non-Employee Directors Stock Plan, incorporated by reference to Exhibit 10.13 of Angelica Corporation’s Form 10-K filed by Angelica Corporation with the Securities and Exchange Commission on April 15, 2004.

(d)(7)

Amended and Restated Angelica Corporation 1999 Performance Plan (as amended January 31, 1995), incorporated by reference to Appendix B of the Definitive Proxy Statement of Angelica Corporation filed by Angelica Corporation with the Securities and Exchange Commission on October 6, 2006.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed